Exhibit 99.5

NEVADA GEOTHERMAL POWER INC.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Nevada Geothermal Power Inc. (the “Company”) annually send a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

NEVADA GEOTHERMAL POWER INC.
Suite 900 – 409 Granville Street
Vancouver, BC, Canada V6C 1T2

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

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If you wish to receive Statements of the Company, please complete below and return.  Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

You can also view Interim Financial Statement and Annual Reports on Nevada Geothermal Power Inc.’s  website: www.nevadageothermal.com and www.sedar.com                                                                                   (2008)

CUSIP #64127M 10 5